Nicole Brookshire T: +1 617 937 2357 nbrookshire@cooley.com	VIA EDGAR

August 28, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Brittany Ebbertt Ms. Melissa Kindelan

Re:	Cardlytics, Inc. Form 10-K for the year ended December 31, 2018 Filed March 5, 2019 Form 10-Q for the period ended March 31, 2019 Filed May 9, 2019 File No. 001-38386

Ladies and Gentlemen:

On behalf of our client, Cardlytics, Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 19, 2019 (the “Comment Letter”), relating to the above referenced Form 10-K for the year ended December 31, 2018 (the “Form 10-K”) and Form 10-Q for the period ended March 31, 2019 (the “Form 10-Q”). Reference is made to our initial response letter dated and filed on EDGAR on July 26, 2019 (the “Initial Response Letter”) and our subsequent conference calls with the Staff on August 2, 2019, August 16, 2019 and August 21, 2019.

Set forth below for consideration by the Staff is a draft of the Company’s proposed future disclosure in response to Comment 1 in the Comment Letter. This disclosure would appear under the discussion of “Adjusted Contribution” in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s future periodic reports on Forms 10-Q and Forms 10-K. Example language is below as applied to the Company’s Form 10-Q for the quarter ended June 30, 2019:

Adjusted Contribution

Adjusted contribution measures the degree by which revenue generated from our marketers exceeds the cost to obtain the purchase data and the digital advertising space from our FI partners. Adjusted contribution demonstrates how additional dollars of marketing spend on our platform generate incremental dollars to support our sales and marketing, research and development, general and administration and other investments. Adjusted contribution is calculated by taking our total revenue less our FI Share and other third party costs exclusive of a non-cash equity expense and amortization of deferred FI implementation costs, which are non-cash costs. Adjusted contribution does not take into account all costs associated with

August 28, 2019

generating revenue from advertising campaigns, including sales and marketing expenses, research and development expenses, general and administrative expenses and other expenses, which we do not take into consideration when making decisions on how to manage our advertising campaigns.

We use adjusted contribution extensively to measure the efficiency of our advertising platform, make decisions to manage advertising campaigns and evaluate our operational performance. Adjusted contribution is also used to determine the vesting of performance-based equity awards and is used to determine the achievement of quarterly and annual bonuses across our entire global employee base, including executives. We view adjusted contribution as an important operating measure of our financial results. We believe that adjusted contribution provides useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and board of directors. Adjusted contribution should not be considered in isolation from, or as an alternative to, measures prepared in accordance with GAAP. Adjusted contribution should be considered together with other operating and financial performance measures presented in accordance with GAAP. Also, adjusted contribution may not necessarily be comparable to similarly titled measures presented by other companies.

The following table presents a calculation of gross profit and a reconciliation of adjusted contribution to gross profit, the most directly comparable GAAP measure (in thousands):

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

August 28, 2019

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2019	2018	2019
Revenue	$35,570	$48,730	$68,283	$84,718
Minus:
FI Share and other third-party costs	19,747	27,620	41,167	46,624
Delivery costs(1)	2,559	3,370	4,502	6,616

Gross profit	13,264	17,740	22,614	31,478
Plus:
Delivery costs(1)	2,559	3,370	4,502	6,616
Non-cash equity expense included in FI Share	—	—	2,519	—
Amortization of deferred FI implementation costs	346	731	758	1,384

Adjusted contribution	$16,169	$21,841	$30,393	$39,478

(1)

Stock-based compensation expense recognized in delivery costs totaled $0.2 million and $0.2 million for the three months ended June 30, 2018 and 2019 and $0.3 million and $0.4 million for the six months ended June 30, 2018 and 2019, respectively.

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500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

August 28, 2019

Please direct any questions or comments concerning this response letter to either the undersigned at (617) 937-2357 or Mark Ballantyne at (703) 456-8084.

Very truly yours,

/s/ Nicole Brookshire
Nicole Brookshire

cc:	David Evans, Chief Financial Officer, Cardlytics, Inc.

Kirk Somers, Chief Legal Officer and People Officer, Cardlytics, Inc.

Mark Ballantyne, Cooley LLP

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM